Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286386

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated April 10, 2025)

Mobile Infrastructure Corporation

Up to 37,626,865 Shares of Common Stock

Warrants to Purchase 2,553,192 Shares of Common Stock

This prospectus supplement is being filed solely to update and supplement the information contained in the section of the prospectus, dated April 10, 2025 (the “Prospectus”) entitled “Selling Securityholders” to reflect certain distributions described herein.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of:

(A)	up to 37,626,865 shares of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(i)	3,937,246 shares of Common Stock originally issued as merger consideration to Color Up, LLC in connection with the consummation of the Merger (as defined in this prospectus) based upon an implied equity consideration value of $10.00 per share; in 2021, Color Up, LLC purchased 2,624,831 shares of Legacy MIC Common Stock (as defined in this prospectus) at a price of $11.75, which shares of Legacy MIC Common Stock were exchanged in the Merger for the 3,937,246 shares of Common Stock for an effective price per share of approximately $7.83;

(ii)	up to 2,553,192 shares of Common Stock issuable upon the exercise of 2,553,192 warrants to purchase Common Stock (the “Warrants”) at an exercise price of $7.83 per share, which were initially warrants to purchase 1,702,128 shares of Legacy MIC Common Stock (as defined in this prospectus) at an exercise price of $11.75 per share, and which were assumed and converted into the Warrants in connection with the Merger;

(iii)	907,000 shares of Common Stock issued upon the conversion of Class A ordinary shares, par value $0.0001 per share (“FWAC Class A Shares”), of Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), in connection with the Domestication (as defined in this prospectus) that were originally purchased by Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (“Sponsor”), in a private placement, which occurred simultaneously with the initial public offering of FWAC, at $10.00 per share (the “Private Placement Shares”) for an aggregate purchase price of $9,070,000;

(iv)	1,990,000 shares of Common Stock issued upon the conversion of Class B ordinary shares, par value $0.0001 per share (“FWAC Class B Shares”), of FWAC, in connection with the Domestication, originally purchased by the Sponsor for approximately $0.003 per share, comprised of (a) 1,900,000 shares of Common Stock held by the Sponsor and (b) 90,000 shares of Common Stock transferred by the Sponsor to three former directors of FWAC;

(v)	13,787,462 shares of Common Stock issued upon the conversion of 46,000 shares of our Series 2 Convertible Preferred Stock, par value $0.0001 per share (the “Series 2 Preferred Stock”) on December 31, 2023, which Series 2 Preferred Stock was purchased by the Preferred PIPE Investors (as defined in this prospectus) for $1,000 per share for an aggregate purchase price of $46,000,000 (the “Preferred PIPE Investment”), inclusive of 1,253,404 shares of Common Stock issued to the Preferred PIPE Investors upon the conversion of Dividends (as defined in this prospectus), resulting in an effective purchase price of approximately $3.34 per share of Common Stock;

(vi)	up to 9,381,458 shares of Common Stock issued upon our election to issue shares of Common Stock in lieu of cash payments upon redemption of Common Units (as defined in this prospectus);

(vii)	up to 4,570,507 shares of Common Stock issuable in the event of our election to issue shares of Common Stock in lieu of cash payments upon redemption of Common Units;

(viii)	up to 500,000 shares of common stock issued as consideration for the Lenders’ (as defined in this prospectus) commitment to provide the Revolving Facility (as defined in this prospectus), valued at approximately $1.8 million based on the closing price of our Common Stock on the date of issuance; and

(B)	the Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our Common Stock is listed on the NYSE American LLC under the symbol “BEEP.” On May 8, 2025, the closing price of our Common Stock was $4.06. The Warrants will not be listed for trading.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

See the section titled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2025.

REDEMPTION OF COMMON UNITS

On or about May 9, 2025, the Company will issue 281,280 shares of Common Stock in lieu of cash payments upon the redemption of 281,280 Common Units (the “Redemption”) to The Jerald and Melody Howe Weintraub Revocable Living Trust (the “Additional Selling Securityholder”).

SELLING SECURITYHOLDERS

The table appearing in the section in the Prospectus entitled “Selling Securityholders” is hereby deleted in its entirety and replaced with the table appearing below. The table in the section in the Prospectus entitled “Selling Securityholders” is being updated solely to reflect the Redemption, including to add the Additional Selling Securityholder.

Information about the named “Selling Securityholders,” including those listed in the table below, may change over time. Since the effectiveness of the Registration Statement on Form S-3 of which the Prospectus is a part, a number of Selling Securityholders may have sold shares of Common Stock registered thereunder. This prospectus supplement does not provide any updates with respect to any such sales.

Please see the section titled “Plan of Distribution” for further information regarding the Selling Securityholders’ method of distributing these securities.

	Common Stock
Name of Selling Securityholder	Shares Beneficially Owned Prior to Offering(1)	Shares Registered for Sale in Offering	Shares Beneficially Owned After Offering	Percent Owned After Offering
Fifth Wall Acquisition Sponsor III LLC (2)	2,807,000	2,807,000	—	—
HSCP Strategic III, L.P.(3)	19,972,193	19,972,193	—	—
Bombe Asset Management LLC(4)	425,609	2,557,146	—	—
Harvest Small Cap Partners, L.P.(5)	2,154,091	2,154,091	—	—
Harvest Small Cap Partners Master, Ltd.(6)	4,340,457	4,340,457	—	—
Adeyemi Ajao(7)	30,000	30,000	—	—
Poonam Sharma(8)	30,000	30,000	—	—
Amanda Parness(9)	30,000	30,000	—	—
Bombe-MIC Pref, LLC (10)	1,798,364	1,798,364	—	—
PLR-322 Streeter LLC (11)	0	24,148	—	—
Samuel Wilkins 2012 Trust(12)	94,048	94,048	—	—
Wilkins-Duignan 2009 Revocable Trust(13)	121,354	121,354	—	—
Ritch Holdings II, LLC(14)	121,354	121,354	—	—
Valley High Limited Partnership(15)	455,940	455,940	—	—
O Cincy Family II, LLC(16)	445,541	445,541	—	—
Steans Family Foundation(17)	70,917	70,917	—	—
Steans 1996 Family Trust(18)	70,917	70,917	—	—
David M. Gervase 2013 Trust(19)	3,545	3,545	—	—
The Jerald and Melody Howe Weintraub Revocable Living Trust(20)	281,280	281,280	—	—

	Warrants
Name of Selling Securityholder	Warrants Beneficially Owned Prior to Offering	Warrants Registered for Sale in Offering	Warrants Beneficially Owned After Offering
HSCP Strategic III, L.P.(21)	2,170,213	2,170,213	—
Bombe Asset Management LLC(22)	382,978	382,978	—

*	Less than 1%.

(1)	Does not include shares of Common Stock that may be issued upon redemption of Common Units because, upon the Selling Securityholder’s election to redeem Common Units, MIC may elect to redeem such Common Units for cash in MIC’s sole discretion.

(2)	Consists of (i) 907,000 shares of Common Stock issued upon the conversion of FWAC Class A Shares in connection with the Domestication and (ii) 1,900,000 shares of Common Stock issued upon the conversion of FWAC Class B Shares in connection with the Domestication. Andriy Mykhaylovskyy and Brendan Wallace, by virtue of being managing members of the Sponsor, have voting and dispositive power over the securities held by the Sponsor and, therefore, may be deemed to have beneficial ownership of the securities held directly by the Sponsor. The address of the Sponsor and Messrs. Mykhaylovskyy and Wallace is 100 Wilshire Boulevard, Suite 2060, Santa Monica, CA 90401.

(3)	Consists of (i) 5,449,591 shares of Common Stock issued upon the conversion of 20,000 shares of Series 2 Preferred Stock, (ii) 544,959 shares of Common Stock issued upon the conversion of Dividends, which was received by HS3 upon the conversion of shares of Series 2 Preferred Stock on December 31, 2023, (iii) 7,997,842 shares of Common Stock issued in lieu of cash payments upon the redemption of 7,997,842 Common Units by HS3, inclusive of 5,288,512 shares of Common Stock issued in lieu of cash payments upon the redemption of 5,288,512 Common Units received by HS3 in connection with the Color Up Distribution, (iv) 3,809,588 shares of Common Stock received by HS3 in connection with the Color Up Distribution, and (v) 2,170,213 shares of Common Stock issuable upon the exercise of 2,170,213 Warrants received by HS3 in connection with the Color Up Distribution (without regard to any provisions of the Warrants in connection with the treatment of fractional shares). Securities held directly by HS3 may be deemed to be beneficially owned by (i) HSCP, the general partner of HS3; (ii) No Street, the managing member of HSCP; and (iii) Mr. Osher, the managing member of No Street and a member of the Board. The address of HS3, HSCP, No Street, and Mr. Osher is 505 Montgomery Street, Suite 1250, San Francisco, California 94111.

(4)	Consists of (i) 42,631 shares of Common Stock received by Bombe in connection with the Color Up Distribution, (ii) 382,978 shares of Common Stock issuable upon the exercise of 382,798 Warrants received by Bombe in connection with the Color Up Distribution (without regard to any provisions of the Warrants in connection with the treatment of fractional shares), and (iii) 2,131,537 shares of Common Stock issuable in the event of our election to issue shares of Common Stock in lieu of cash payments upon redemption by Bombe of 2,131,537 Common Units received by Bombe in connection with the Color Up Distribution. The address of Bombe is 30 W. 4th Street, Cincinnati, OH 45202. Mr. Chavez, our Chief Executive Officer and Chairman, is the an owner and the managing partner of Bombe and may be deemed to share voting and dispositive power with regard to the securities held directly by Bombe. Ms. Hogue, our President and a member of the Board, is an owner and president of Bombe and may be deemed to share dispositive power with regard to securities held directly by Bombe.

(5)	Consists of (i) 1,807,356 shares of Common Stock issued upon the conversion of 6,633 shares of Series 2 Preferred Stock, (ii) 180,735 shares of Common Stock issued upon the conversion of Dividends, which were received by Harvest Small Cap upon the conversion of shares of Series 2 Preferred Stock on December 31, 2023 and (iii) 166,000 shares of Common Stock issued as consideration of HSCP’s commitment as a Lender under the Revolving Facility. Mr. Osher is a member of the Board and the managing member of No Street. No Street is the managing member of HSCP, the general partner of Harvest Small Cap. Mr. Osher is a member of the Board and the managing member of No Street. No Street is the managing member of HSCP, the general partner of Harvest Small Cap.

(6)	Consists of (i) 3,642,234 shares of Common Stock issued upon the conversion of 13,367 shares of Series 2 Preferred Stock, (ii) 364,223 shares of Common Stock issued upon the conversion of Dividends, which were received by HSCP Master upon the conversion of shares of Series 2 Preferred Stock on December 31, 2023 and (iii) 334,000 shares of Common Stock issued as consideration of HSCP Master’s commitment as a Lender under the Revolving Facility. Mr. Osher is a member of the Board and the managing member of No Street. No Street is the investment manager of HSCP Master.

(7)	Consists of 30,000 shares of Common Stock issued upon the conversion of FWAC Class B Shares in connection with the Domestication. Mr. Ajao served as a director of FWAC from April 2021 until the Closing Date.

(8)	Consists of 30,000 shares of Common Stock issued upon the conversion of FWAC Class B Shares in connection with the Domestication. Ms. Sharma served as a director of FWAC from April 2021 until the Closing Date.

(9)	Consists of 30,000 shares of Common Stock issued upon the conversion of FWAC Class B Shares in connection with the Domestication. Ms. Parness served as a director of FWAC from April 2021 until the Closing Date.

(10)	Consists of (i) 1,634,877 shares of Common Stock issued upon the conversion of 6,000 shares of Series 2 Preferred Stock and (ii) 163,487 shares of Common Stock issuable upon the conversion of Dividends, which were received by Bombe Pref upon the conversion of shares of Series 2 Preferred Stock on December 31, 2023. Mr. Chavez, our Chief Executive Officer and Chairman, is the manager of Bombe Pref and may be deemed to share voting and dispositive power with regard to the securities held directly by Bombe Pref. Ms. Hogue, our President and a member of the Board, is a member of Bombe Pref and may be deemed to share dispositive power with regard to securities held directly by Bombe Pref.

(11)	Consists of 24,148.59 shares of Common Stock issuable in the event of our election to issue shares of Common Stock in lieu of cash payments upon redemption by PLR Streeter of 24,148.59 Common Units received by PLR Streeter in connection with the Color Up Distribution (without regard to any provisions of the Charter in connection with the treatment of fractional shares issuable upon redemption of Common Units). The address of PLR Streeter is 30 W. 4th Street, Cincinnati, OH 45202.

(12)	Consists of 94,048 shares of Common Stock issued in lieu of cash payments upon the redemption of 94,048 Common Units by Samuel Wilkins 2012 Trust. The address of Samuel Wilkins 2012 Trust is PO Box 7278 Berkeley, CA 94707.

(13)	Consists of 121,354 shares of Common Stock issued in lieu of cash payments upon the redemption of 121,354 Common Units by Wilkins-Duignan 2009 Revocable Trust. The address of Wilkins-Duignan 2009 Revocable Trust is PO Box 7278 Berkeley, CA 94707.

(14)	Consists of 121,354 shares of Common Stock issued in lieu of cash payments upon the redemption of 121,354 Common Units by Ritch Holdings II, LLC. The address of Ritch Holdings II, LLC is 2578 Grandin Rd, Cincinnati, OH 45208.

(15)	Consists of 455,940 shares of Common Stock issued in lieu of cash payments upon the redemption of 455,940 Common Units by Valley High Limited Partnership. The address of Valley High Limited Partnership is 3972 Happy Valley Rd, Lafayette, CA 94549.

(16)	Consists of 445,541 shares of Common Stock issued in lieu of cash payments upon the redemption of 445,541 Common Units by O Cincy Family II, LLC. The address of O Cincy Family II, LLC is 69 South Knoll Road, Mill Valley, CA 94941. Mr. Osher, a member of the Board, is the manager of O Cincy Family II, LLC and may be deemed to have beneficial ownership of the securities held directly by O Cincy Family II, LLC.

(17)	Consists of 70,917 shares of Common Stock issued in lieu of cash payments upon the redemption of 70,917 Common Units by Steans Family Foundation. The address of Steans Family Foundation is 50 East Washington St. Suite 400, Chicago, IL 60602.

(18)	Consists of 70,917 shares of Common Stock issued in lieu of cash payments upon the redemption of 70,917 Common Units by Steans 1996 Family Trust. The address of Steans 1996 Family Trust is 50 East Washington St. Suite 400, Chicago, IL 60602.

(19)	Consists of 3,545 shares of Common Stock issued in lieu of cash payments upon the redemption of 3,545 Common Units by David M. Gervase 2013 Trust. The address of David M. Gervase 2013 Trust is 709 Roanoake Court, Naperville, IN 60565.

(20)	Consists of 281,280 shares of Common Stock issued in lieu of cash payments upon the redemption of 281,280 Common Units by The Jerald and Melody Howe Weintraub Revocable Living Trust. The address of The Jerald and Melody Howe Weintraub Revocable Living Trust is 3527 Mt. Diablo Boulevard #322, Lafayette, CA 94549.

(21)	See note 3 for information about the Warrants held by HS3.

(22)	See note 4 for information about the Warrants held by Bombe.